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                              July 28, 2023

       Alex Wu
       Chief Financial Officer
       NaaS Technology Inc.
       Newlink Center, Area G, Building 7, Huitong Times Square,
       No.1 Yaojiayuan South Road, Chaoyang District,
       Beijing, 100024,
       The People   s Republic of China

                                                        Re: NaaS Technology
Inc.
                                                            Form 20-F for the
Fiscal Year December 31, 2022
                                                            File No. 001-38235

       Dear Alex Wu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 103

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 Alex Wu
NaaS Technology Inc.
July 28, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our best knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
4.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(5) are provided
      for    NaaS Technology Inc.    or    our company.    We also note that
your list of subsidiaries
      in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and the
      Cayman Islands. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at
(202) 551-3401
with any questions.



                                                            Sincerely,
FirstName LastNameAlex Wu
                                                            Division of
Corporation Finance
Comapany NameNaaS Technology Inc.
                                                            Disclosure Review
Program
July 28, 2023 Page 2
cc:       Shu Du
FirstName LastName